FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of September 2025

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, 21 Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva 4913020, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒   Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A

Attached hereto is Registrant’s press release dated September 30, 2025, announcing that Gilat Receives Over $7 Million Orders to Supply Transportable SATCOM Terminals to the U.S. Army.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd. (Registrant)

Dated September 30, 2025	By:	/s/ Doron Kerbel
Doron Kerbel
General Counsel & Company Secretary

Gilat Receives Over $7 Million Orders to Supply
Transportable SATCOM Terminals to the U.S. Army

Gilat Defense continues to supply WGS-certified DKET solution to strengthen mission-critical connectivity for U.S. defense operations

Petah Tikva, Israel, September 30, 2025 — Gilat Satellite Networks Ltd. (NASDAQ: GILT, TASE: GILT), a worldwide leader in satellite networking technology, solutions and services, announced today that Gilat DataPath has received orders  of more than $7 million to provide additional Transportable SATCOM Terminals to the U.S. Army through a prime contractor. The orders include multiple units of the DKET 3421 transportable terminal along with associated support services, with deliveries scheduled for completion before the end of 2025.

Gilat DataPath’s WGS-certified DKET 3421 is a combat-proven, rugged terminal designed to meet the most demanding mission requirements. Featuring multi-carrier capability and a scalable modem architecture of up to 32 modems, the system enables high-throughput, resilient connectivity for forward-deployed forces. With defense organizations increasingly focused on flexible and rapidly deployable communications, the DKET platform has become a trusted solution for hub-class SATCOM infrastructure in dynamic environments.

“This latest award reflects the U.S. Army’s continued confidence in our DKET technology as a vital enabler of secure and relocatable SATCOM infrastructure for our men and women in uniform,” said Nicole Robinson, President of Gilat DataPath. “We are proud to deliver a solution that has repeatedly demonstrated its value in the field, and to continue supporting the Army’s mission-critical communications needs.”

About Gilat

Gilat Satellite Networks Ltd. (NASDAQ: GILT, TASE: GILT) is a leading global provider of satellite-based broadband communications. With over 35 years of experience, we develop and deliver deep technology solutions for satellite, ground, and new space connectivity, offering next-generation solutions and services for critical connectivity across commercial and defense applications.  We believe in the right of all people to be connected and are united in our resolution to provide communication solutions to all reaches of the world.

Together with our wholly owned subsidiaries Gilat Wavestream, Gilat DataPath, and Gilat Stellar Blu, we offer integrated, high-value solutions supporting multi-orbit constellations, Very High Throughput Satellites (VHTS), and Software-Defined Satellites (SDS) via our Commercial and Defense Divisions. Our comprehensive portfolio is comprised of a cloud-based platform and modems, high-performance satellite terminals, advanced Satellite On-the-Move (SOTM) antennas and ESAs, highly efficient, high-power Solid State Power Amplifiers (SSPA) and Block Upconverters (BUC) and includes integrated ground systems for commercial and defense markets, field services, network management software, and cybersecurity services.

Gilat’s products and tailored solutions support multiple applications, including government and defense, IFC and mobility, broadband access, cellular backhaul, enterprise, aerospace, broadcast, and critical infrastructure clients, all while meeting the most stringent service level requirements. For more information, please visit: http://www.gilat.com

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Gilat’s products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat’s products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company’s proprietary technology and risks associated with Gilat’s international operations and its location in Israel, including those related to the hostilities between Israel and Hamas. For additional information regarding these and other risks and uncertainties associated with Gilat’s business, reference is made to Gilat’s reports filed from time to time with the Securities and Exchange Commission. We undertake no obligation to update or revise any forward-looking statements for any reason.

Contact:
Gilat Satellite Networks
Hagay Katz, Chief Product and Marketing Officer
PublicRelations@gilat.com

Alliance Advisors:
GilatIR@allianceadvisors.com
Phone: +1 212 838 3777